**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for 8 March 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

**Enclosures**: Interim financial results for the six months ended 31 December 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06

|            | JSE         | NYSE        |
|------------|-------------|-------------|
| Share code: | SOL        | SSL         |
| ISIN code:  | ZAE000006896 | US8038663006 |

("Sasol" or "the company")

Interim financial results for the six months ended 31 December
2009

Sasol Limited is the world's leader in the conversion of coal and
gas to transportation fuels and chemicals.


Positioned for future growth despite challenging markets

Headline earnings per share decreased by 51% to R10,67
Overall group production volumes up
Cash fixed costs reduced
Interim dividend increased by 12% to R2,80 per share
Full pipeline of capital projects progressing well
Focused response to climate change imperative

Overview
Chief executive, Pat Davies says: "Our deliberate, intense
efforts on operational improvement and cost reduction have
resulted in an overall improvement in volumes and a reduction in
unit cash costs. This is particularly true of Sasol Synfuels
which is our biggest business unit. Economic conditions however
remain challenging, with a stronger rand/US dollar exchange rate
and product prices that were significantly lower than the record
prices achieved in the prior year comparable period. While there
have been some signs of improvements in both demand and prices,
we remain committed to further improving operating efficiencies
and maintaining cost control throughout the group. We continue to
rigorously review our portfolio of projects, keeping focus on
capital discipline, in order to position the company for
sustainable, long-term profitability and growth."

Earnings attributable to shareholders for the six months ended 31
December 2009 decreased by 52% from R13,2 billion in the prior
year comparable period to R6,3 billion, while earnings per share
and headline earnings per share decreased by 52% to R10,54 and by
51% to R10,67, respectively, over the same period.

Operating profit of R10,5 billion declined by 51% compared with
the prior year comparable period. Operating profit was negatively
impacted by lower average crude oil prices (average dated Brent
was US$71,42/barrel in 2009 compared with US$84,75/barrel in
2008) and chemical product prices, as well as a 14% stronger
average rand/US dollar exchange rate (R7,64/US$ in 2009 compared
with R8,88/US$ in 2008).

The average oil price achieved during the prior year comparable period was positively impacted by the effect of the oil hedges which resulted in a net gain of R5,1 billion. Similar oil hedges have not been entered into during the current period.

The operating profit in the current period has been positively affected as a result of fewer large once-off charges compared with the prior year comparable period. The prior year comparable period's once-off charges included competition related administrative penalties of R3,9 billion and Sasol Inzalo share-based payment expenses of R3,0 billion. The current period includes a much lower Sasol Inzalo share-based payment expense of R400 million.

Cash flow generated by operating activities of R9,2 billion was healthy despite the economic crisis but was 70% lower than the prior year comparable period. This was mainly due to reduced operating profits and increased working capital, both as a result of price and volume effects. Progress on the group's pipeline of growth projects was sustained, resulting in capital expenditure of R6,6 billion for the period.

Chief financial officer, Christine Ramon says: "Our corporate initiatives to reduce costs commenced and achieved more than R500 million savings in cash fixed costs for the period. This has resulted in cost increases being well within inflationary levels across our businesses. Furthermore, our business improvement plans aim to ensure that our businesses remain resilient and deliver sustainable performance through the cycles. Our cash position remains strong, cushioning the group against short-term volatility and positioning us well for long-term growth. We continue to plan prudently for a slow and volatile period of economic recovery. We will maintain a flexible approach to our capital expenditure programme to deliver long-term acceptable returns to shareholders."

Improved operation performance
South African energy cluster
Sasol Mining – higher production volumes due to improved operational efficiencies
Operating profit of R170 million was 88% lower than the prior year comparable period. While production volumes increased due to operational efficiencies achieved, lower rand export coal prices resulted in lower operating profits, compared to a spike in export coal prices in the prior year comparable period.

Sasol Gas – lower sales volumes at lower gas prices
Operating profit decreased by 19% to R1 178 million compared with the prior year comparable period mainly as a result of lower sales volumes and lower gas prices. The decline in gas prices was due to lower crude oil prices and the stronger rand/US dollar exchange rate.

Sasol Synfuels – improved plant stability results in increased production volumes
Sasol Synfuels' operating profit decreased by 70% to R6 072 million compared with the prior year comparable period. Improved plant stability resulted in 3% higher production volumes and a 5% reduction in unit cash costs. However, the decrease in operating profits resulted largely from stronger rand/US dollar exchange rates and lower average oil prices as well as increased electricity costs. In addition, the operating profit of the prior year comparable period included a gain of R4 904 million relating to the oil hedge.

Sasol Oil – increased sales volumes resulting in operating profits
Sasol Oil recorded an operating profit of R680 million compared with an operating loss of R1 626 million for the prior year comparable period. The improvement in operating profit is largely due to increased production and sales volumes during the current period supported by less volatile crude oil prices. This is in contrast with the rapid decline in crude oil prices experienced during the comparable period of the prior year which led to negative stock effects.

International energy cluster
Sasol Synfuels International (SSI) – Oryx GTL performing well subsequent to shutdown
SSI's operating profit decreased by 90% to R112 million compared with the prior year comparable period. This was mainly due to lower production at the Oryx gas-to-liquids (GTL) plant (R133 million), lower crude oil prices and a stronger rand/US dollar exchange rate. In addition, a once-off profit of R509 million was realised on the reduction of our economic interest in the Escravos GTL project in the prior year comparable period.

The Oryx GTL plant is producing well, following the unplanned shutdown during the second quarter of 2010. A planned statutory shutdown for maintenance work is scheduled to take place in the fourth quarter of 2010.

Sasol Petroleum International (SPI) – additional exploration acreage acquired
Operating profit decreased by 77% to R231 million compared with the prior year comparable period, mainly due to lower oil and gas prices and a stronger rand/US dollar exchange rate. Significant exploration acreage of 15 547 square kilometres and 500 square kilometres was added to SPI's existing Mozambican and Australian holdings respectively, during the period. SPI's project to expand the Central Processing Facility in Temane, Mozambique from the current annual rate of 120 million gigajoules to 183 million gigajoules is progressing and remains on schedule for completion in 2011.

Chemical cluster
Sasol Polymers – increase in sales volumes
Sasol Polymers reflected an operating loss of R137 million
compared with an operating profit of R1 107 million for the prior
year comparable period mainly due to foreign exchange translation
differences incurred in our international businesses and lower
polymer sales prices which prevailed in the markets. Sales
volumes were marginally higher in both local and foreign
businesses as a result of capital investments made in recent
years.

Sasol Solvents – sales volumes stabilising
Operating profit decreased by 85% to R204 million compared with
the prior year comparable period following certain production and
plant interruptions coupled with lower selling prices. Sales
volumes are gradually returning to pre-economic crisis levels. A
stronger rand against the US dollar has, however, resulted in
significantly lower margins being achieved.

Sasol Olefins & Surfactants (Sasol O&S) – turnaround bearing
fruit
Operating profit increased by 570% to R904 million compared with
the prior year comparable period, mainly as a result of improved
margins and positive stock effects which were partially offset by
foreign exchange impacts. In addition, Sasol O&S's turnaround and
restructuring activities, including an ongoing focus on cost
containment and asset restructuring, have continued to provide a
strong foundation for sustainable business recovery.

Other chemical businesses – improved sales volumes in European
wax market and the fertilisers market
Other chemical businesses recorded an operating profit of
R492 million compared with an operating loss of R2 741 million
for the prior year comparable period. The prior year included
once-off items such as the European Commission administrative
penalty relating to Sasol Wax GmbH and the administrative penalty
payable by Sasol Nitro to the South African Competition
Commission. Improved sales volumes were achieved in the European
wax market and the fertiliser markets, although the South African
operations were impacted negatively by a stronger rand/US dollar
exchange rate.

Competition law compliance
Regarding competition law, we are focused on further enhancing
Sasol's competition law compliance processes and systems
throughout the group.

There are matters that remain subject to investigation. As
previously announced, the South African Competition Commission
has initiated investigations in respect of some of the industries
in which Sasol participates, including the South African piped
gas, petroleum, fertiliser, wax and polymer industries.

We continue to interact and cooperate with the Competition Commission in respect of the leniency applications as well as in the areas that are subject to Competition Commission investigations. As and when appropriate, we will make further announcements in respect of material matters.

Sustaining Sasol into the future
Developments in the sustainable development area include the following:

- In November 2009, we signed a memorandum of understanding with Gassnova SF, a Norwegian state-owned enterprise responsible for managing carbon capture and storage (CCS), which will allow us to explore the possibility of becoming a participant in the European CO2 Technology Centre Mongstad, currently under construction in Norway.
- The recordable case rate for employees and service providers, including injuries and illnesses, was 0,51 at 31 December 2009 compared to 0,54 at 30 June 2009. Although this is within global industry norms, we remain committed to further improvement.
- The group was rated a level 5 contributor by Empowerdex in respect of our broad-based black economic empowerment (BBBEE) procurement process, meaning that for each R1,00 spent on Sasol products, customers receive R0,80 BBBEE preferential procurement recognition. We are making good progress toward becoming a level 4 contributor.

Growth projects advancing
Our cash flow has allowed the pipeline of capital projects to advance:

- In December 2009, the Project Application Report for the China coal-to-liquids (CTL) plant was submitted to the Chinese Government for approval. Applications will also be submitted for the mines and catalyst plants required for the project during the 2010 calendar year.
- In line with our strategy to acquire natural gas assets for potential GTL feedstock, progress has been made in three areas:
  - In November 2009, SPI acquired exploration rights for two offshore licenses in Mozambique adjacent to the offshore Block 16/19, namely Sofala and M-10 in which SPI holds participating interests of 100% and 50%, respectively. Success in these areas will allow for the possible development of the entire area, including Block 16/19.
  - In December 2009, SPI signed a Farm-in Agreement with Finder Exploration Pty Limited for a 45% participating interest in Block AC/P 52 situated in the gas-rich Browse Basin of the North Western Shelf of Australia. This transaction was approved by the Australian Government in January 2010.

- SPI submitted a joint application with Statoil ASA and
  Chesapeake Energy Corporation, in November 2009, for an
  onshore petroleum exploration right in the Karoo Basin in
  the central region of South Africa. The application, for
  the proposed exploration of shale gas resources, is
  expected to take about 12 months to process.

- In South Africa, coal blasting and extraction of the 170 000
  ton sample of coal on Project Mafutha (a proposed greenfields
  CTL facility) commenced in November 2009. Coal gasification
  trials are planned for the middle of the 2010 calendar year.
  The cost thereof is included in the R1 billion already
  committed for the pre-feasibility study.
- Sasol Wax will invest R8,4 billion to double hard wax
  production at our Sasolburg facilities in South Africa. The
  first phase of this project, which will increase capacity by
  about 40%, will come into operation during the 2012 calendar
  year. Completion of the second phase is expected in the 2014
  calendar year.
- Sasol Solvents commenced basic engineering for the first
  commercial installation of its tetramerisation technology in
  the United States. The initial commercial unit will have a
  combined capacity of 100 000 tons per annum of 1-octene and
  1-hexene which are co-monomers used in the plastics industry.
  Construction is expected to begin in the 2011 calendar year.

Continued cash conservation maintains low gearing
Gearing at 31 December 2009 of 3,7% (30 June 2009: negative 1,2%)
remained low as a result of capital expenditure reprioritisation.
This low level of gearing is expected to be maintained in the
short-term, but is likely to return to within our targeted range
of 20% to 40% in the medium to long term as our large capital
intensive growth programme gains momentum. At the annual general
meeting of 27 November 2009, shareholders renewed the authority
to buy back up to 4% of the issued share capital for a further 12
months. No shares have been repurchased during the current
period.

Profit outlook* – we remain cautious in our outlook
There has been some stability in global chemical markets and it
is anticipated that this will continue in the second half of the
year. Although the current levels of chemical product demand and
product prices currently lag behind crude oil prices, the
strength of the rand/US dollar exchange rate remains the single
biggest external factor exerting pressure on our profitability.
Crude oil prices have increased from the lows of a year ago and
have remained stable in the US$70-80 per barrel range.

We are anticipating some improvement in overall production volumes for the full year. Taking into account, however, the continuing challenging economic conditions and our assumptions in respect of crude oil and product prices, tight refining margins as well as the stronger rand/US dollar exchange rate, we remain cautious in our outlook for the full year compared with 2009. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board has decided to increase the interim dividend given the signals of recovery seen in the global economy and the proactive measures taken by management in response to the global economic crisis. Focus remains on the company's growth strategy in the interest of the preservation of long-term shareholder value. We expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover for the full year dividend.

*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company's auditors.

Acquisitions and disposals of businesses
With effect from 30 September 2009, Sasol O&S disposed of its inorganics business in Italy for a consideration of EUR0,6 million.

With effect from 24 November 2009, SPI acquired a participation right in the Sofala and M-10 Blocks in Mozambique for a purchase consideration of US$7,4 million.

Declaration of cash dividend number 61
An interim cash dividend of South African R2,80 per ordinary share (2008: R2,50 per share) has been declared. The interim cash dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:

| | |
|---|---|
| Last day for trading to qualify for and participate in the interim dividend (cum dividend) | Wednesday, 31 March 2010 |
| Trading ex dividend commences | Thursday, 1 April 2010 |
| Record date | Friday, 9 April 2010 |
| Dividend payment date | Monday, 12 April 2010 |

Holders of American Depositary Receipts*

| | |
|---|---|
| Ex dividend on New York Stock Exchange | Wednesday, 7 April 2010 |
| Record date | Friday, 9 April 2010 |
| Date for currency conversion | Tuesday, 13 April 2010 |
| Dividend payment date | Friday, 23 April 2010 |

\* All dates are approximate as the NYSE approves the record date after receipt of the dividend declaration.

On Monday, 12 April 2010, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 12 April 2010.

Share certificates may not be dematerialised or re-materialised between Thursday, 1 April 2010 and Friday, 9 April 2010, both days inclusive.

On behalf of the board

| Hixonia Nyasulu | Pat Davies | Christine Ramon |
|---|---|---|
| Chairman | Chief executive | Chief financial officer |

Sasol Limited
5 March 2010

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United States Securities and Exchange Commission.

The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Registered office:
Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, PO Box 5486, Johannesburg 2000, South Africa

Share registrars:
Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700  Fax: +27 11 370-5271/2

Sponsor:
Deutsche Securities (SA) (Pty) Limited

Directors (non-executive):
TH Nyasulu (Chairman), C Beggs*, BP Connellan*,
HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian), IN Mkhize*,
MJN Njeke*, JE Schrempp* (German)†, TA Wixley*

(executive):
LPA Davies (Chief executive), KC Ramon (Chief financial officer),
VN Fakude *Independent †Lead independent director
Company secretary: NL Joubert

American depositary receipts (ADR) program:
Cusip number 803866300  ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Segment report
for the period ended

Turnover R million

| Business unit analysis | full year 30 Jun 09 Audited | half year 31 Dec 08 Reviewed | half year 31 Dec 09 Reviewed |
|---|---|---|---|
| South African energy cluster | 103 358 | 64 275 | 45 899 |
| Mining | 8 297 | 4 692 | 3 623 |
| Gas | 5 666 | 3 276 | 2 582 |
| Synfuels | 37 701 | 24 456 | 16 370 |
| Oil | 51 694 | 31 851 | 23 324 |

| | | | |
|---|---|---|---|
| Other | – | – | – |
| | | | |
| International energy cluster | 5 166 | 3 022 | 1 926 |
| Synfuels International | 3 027 | 1 764 | 1 098 |
| Petroleum International | 2 139 | 1 258 | 828 |
| | | | |
| Chemical cluster | 81 913 | 48 682 | 33 734 |
| Polymers | 15 525 | 8 643 | 6 408 |
| Solvents | 18 115 | 10 568 | 7 498 |
| Olefins & Surfactants | 29 534 | 18 253 | 11 507 |
| Other chemical businesses | 18 739 | 11 218 | 8 321 |
| | | | |
| Other businesses* | 5 209 | 2 613 | 2 851 |
| | 195 646 | 118 592 | 84 410 |
| Intercompany company turnover | (57 810) | (35 474) | (26 338) |
| | 137 836 | 83 118 | 58 072 |

| Business unit analysis | Operating profit R million | | |
|---|---|---|---|
| | half year 31 Dec 09 Audited | half year 31 Dec 08 Reviewed | full year 30 Jun 09 Reviewed |
| South African energy cluster | 8 097 | 21 754 | 28 684 |
| Mining | 170 | 1 434 | 1 593 |
| Gas | 1 178 | 1 448 | 2 424 |
| Synfuels | 6 072 | 20 562 | 25 188 |
| Oil | 680 | (1 626) | (351) |
| Other | (3) | (64) | (170) |
| | | | |
| International energy cluster | 343 | 2 073 | 880 |
| Synfuels International | 112 | 1 072 | (235) |
| Petroleum International | 231 | 1 001 | 1 115 |
| | | | |
| Chemical cluster | 1 463 | (133) | (2 244) |
| Polymers | (137) | 1 107 | 946 |
| Solvents | 204 | 1 366 | 495 |
| Olefins & Surfactants | 904 | 135 | ( 160) |
| Other chemical businesses | 492 | (2 741) | (3 525) |
| | | | |
| Other businesses* | 565 | (2 210) | (2 654) |
| | 10 468 | 21 484 | 24 666 |

* Includes share-based payment expenses related to the Sasol Inzalo share transaction.

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position at

| | 31 Dec 09 Reviewed Rm | 31 Dec 08 Reviewed Rm | 30 Jun 09 Audited Rm |
|---|---|---|---|
| Assets | | | |
| Property, plant and equipment | 68 807 | 68 198 | 70 370 |
| Assets under construction | 18 832 | 16 366 | 14 496 |
| Goodwill | 790 | 937 | 805 |
| Other intangible assets | 1 026 | 911 | 1 068 |
| Investments in associates | 3 015 | 2 102 | 2 170 |
| Post-retirement benefit assets | 782 | 781 | 716 |
| Deferred tax assets | 959 | 1 662 | 1 184 |
| Other long-term assets | 2 148 | 3 360 | 2 045 |
| Non-current assets | 96 359 | 94 317 | 92 854 |
| Assets held for sale | 19 | 31 | 86 |
| Inventories | 15 898 | 19 190 | 14 589 |
| Trade and other receivables | 18 962 | 22 605 | 17 117 |
| Short-term financial assets | 456 | 4 401 | 520 |
| Cash restricted for use | 972 | 1 651 | 1 247 |
| Cash | 15 822 | 21 360 | 19 425 |
| Current assets | 52 129 | 69 238 | 52 984 |
| Total assets | 148 488 | 163 555 | 145 838 |
| Equity and liabilities | | | |
| Shareholders' equity | 86 317 | 89 638 | 83 835 |
| Non-controlling interest | 2 374 | 2 142 | 2 382 |
| Total equity | 88 691 | 91 780 | 86 217 |
| Long-term debt | 14 119 | 21 224 | 13 615 |
| Long-term financial liabilities | 66 | 48 | 143 |
| Long-term provisions | 5 977 | 5 526 | 5 729 |
| Post-retirement benefit obligations | 4 565 | 4 976 | 4 454 |
| Long-term deferred income | 277 | 354 | 297 |
| Deferred tax liabilities | 9 578 | 10 247 | 9 168 |
| Non-current liabilities | 34 582 | 42 375 | 33 406 |
| Liabilities in disposal groups held for sale | 5 | – | 65 |
| Short-term debt | 4 671 | 1 833 | 4 762 |
| Short-term financial liabilities | 303 | 193 | 354 |
| Other current liabilities | 20 020 | 27 044 | 20 954 |
| Bank overdraft | 216 | 330 | 80 |
| Current liabilities | 25 215 | 29 400 | 26 215 |
| Total equity and liabilities | 148 488 | 163 555 | 145 838 |

Statement of cash flows
for the period ended

| | half year 31 Dec 09 Reviewed Rm | half year 31 Dec 08 Reviewed Rm | full year 30 Jun 09 Audited Rm |
|---|---|---|---|
| Cash receipts from customers | 55 868 | 86 255 | 144 963 |
| Cash paid to suppliers and employees | (46 679) | (55 447) | (96 776) |

| | | | |
|---|---:|---:|---:|
| Cash generated by operating activities | 9 189 | 30 808 | 48 187 |
| Finance income received | 616 | 1 236 | 2 264 |
| Finance expenses paid | (811) | (1 155) | (2 168) |
| Tax paid | (2 783) | (5 697) | (10 252) |
| Dividends paid | (3 654) | (5 674) | (7 193) |
| Cash retained from operating activities | 2 557 | 19 518 | 30 838 |
| Additions to non-current assets | (6 573) | (6 952) | (15 672) |
| Acquisition of businesses | – | (53) | (30) |
| Cash obtained on acquisition of businesses | – | 19 | 19 |
| Disposal of businesses | 13 | 3 487 | 3 486 |
| Other net cash flows from investing activities | (528) | 100 | (321) |
| Cash utilised in investing activities | (7 088) | (3 399) | (12 518) |
| Share capital issued | 110 | 1 089 | 1 154 |
| Share repurchase programme | – | (1 114) | (1 114) |
| Contributions from non-controlling shareholders | 5 | 369 | 406 |
| Dividends paid to non-controlling shareholders | (222) | (526) | (583) |
| Increase in long-term debt | 631 | 3 896 | 755 |
| Decrease in short-term debt | (3) | (1 758) | (1 811) |
| Cash effect of financing activities | 521 | 1 956 | (1 193) |
| | | | |
| Translation effects on cash and cash equivalents of foreign operations | (4) | 271 | (870) |
| Movement in cash and cash equivalents | (4 014) | 18 346 | 16 257 |
| Cash and cash equivalents at beginning of period | 20 592 | 4 335 | 4 335 |
| Cash and cash equivalents at end of period | 16 578 | 22 681 | 20 592 |

Income statement
for the period ended

| | half year 31 Dec 09 Reviewed Rm | half year 31 Dec 08 Reviewed Rm | full year 30 Jun 09 Audited Rm |
|---|---:|---:|---:|
| Turnover | 58 072 | 83 118 | 137 836 |
| Cost of sales and services rendered | (37 529) | (50 747) | (88 508) |
| Gross profit | 20 543 | 32 371 | 49 328 |
| Other operating income | 264 | 454 | 1 021 |
| Marketing and distribution expenditure | (3 195) | (4 018) | (7 583) |
| Administrative expenditure | (4 304) | (4 114) | (9 050) |
| Other operating expenditure | (2 840) | (3 209) | (9 050) |
| Competition related administrative penalties | – | (3 678) | (3 947) |
| Effect of crude oil hedges | (73) | 4 627 | 4 603 |
| Share-based payment expenses | (524) | (3 044) | (3 325) |
| Effect of remeasurement items | (105) | 320 | (1 469) |
| Translation (losses)/gains | (781) | 1 501 | (166) |
| Other expenditure | (1 357) | (2 935) | (4 746) |

| | | | |
|---|---|---|---|
| Operating profit | 10 468 | 21 484 | 24 666 |
| Finance income | 626 | 836 | 1 790 |
| Share of profits of associates (net of tax) | 57 | 233 | 270 |
| Finance expenses | (996) | (1 321) | (2 531) |
| Profit before tax | 10 155 | 21 232 | 24 195 |
| Taxation | (3 654) | (8 258) | (10 480) |
| Profit for the period | 6 501 | 12 974 | 13 715 |
| Attributable to | | | |
| Owners of Sasol Limited | 6 297 | 13 216 | 13 648 |
| Non-controlling interest in subsidiaries | 204 | (242) | 67 |
| | 6 501 | 12 974 | 13 715 |
| Earnings per share | Rand | Rand | Rand |
| Basic earnings per share | 10,54 | 22,17 | 22,90 |
| Diluted earnings per share[1] | 11,14 | 21,79 | 22,80 |

1 Diluted earnings per share are calculated taking the Sasol Share Incentive Scheme and Sasol Inzalo share transaction into account.

Statement of comprehensive income
for the period ended

| | half year 31 Dec 09 Reviewed Rm | half year 31 Dec 08 Reviewed Rm | full year 30 Jun 09 Audited Rm |
|---|---|---|---|
| Profit for the period | 6 501 | 12 974 | 13 715 |
| Other comprehensive income | | | |
| Effect of translation of foreign operations | (755) | 2 073 | (2 485) |
| Effect of cash flow hedges | 50 | 146 | (497) |
| Investments available-for-sale | 4 | (3) | – |
| Tax on other comprehensive income | 3 | – | 101 |
| Other comprehensive income for the period, net of tax | (698) | 2 216 | (2 881) |
| Total comprehensive income for the period | 5 803 | 15 190 | 10 834 |
| Attributable to | | | |
| Owners of Sasol Limited | 5 594 | 15 445 | 10 796 |
| Non-controlling interests in subsidiaries | 209 | (255) | 38 |
| | 5 803 | 15 190 | 10 834 |

Statement of changes in equity
for the period ended

| | half year 31 Dec 09 Reviewed Rm | half year 31 Dec 08 Reviewed Rm | full year 30 Jun 09 Audited Rm |
|---|---|---|---|
| Opening balance | 86 217 | 78 995 | 78 995 |

| | | | | |
|---|---|---|---|---|
| Shares issued during period | | 110 | 1 089 | 1 154 |
| Repurchase of shares | | – | (1 114) | (1 114) |
| Share-based payment expenses | | 432 | 3 004 | 3 293 |
| Disposal of businesses | | – | 414 | 425 |
| Change in shareholding of subsidiaries | | 5 | 402 | 406 |
| Total comprehensive income for the period | | 5 803 | 15 190 | 10 834 |
| Dividends paid | | (3 654) | (5 674) | (7 193) |
| Dividends paid to non-controlling shareholders in subsidiaries | | (222) | (526) | (583) |
| Closing balance | | 88 691 | 91 780 | 86 217 |
| Comprising | | | | |
| Share capital | | 27 135 | 26 957 | 27 025 |
| Share repurchase programme | | (2 641) | (2 641) | (2 641) |
| Sasol Inzalo share transaction | | (22 054) | (22 051) | (22 054) |
| Retained earnings | | 77 525 | 75 958 | 74 882 |
| Share-based payment reserve | | 6 265 | 5 544 | 5 833 |
| Foreign currency translation reserve | | 184 | 5 488 | 939 |
| Investment fair value reserve | | 6 | (2) | 2 |
| Cash flow hedge accounting reserve | | (103) | 385 | (151) |
| Shareholders' equity | | 86 317 | 89 638 | 83 835 |
| Non-controlling interest in subsidiaries | | 2 374 | 2 142 | 2 382 |
| Total equity | | 88 691 | 91 780 | 86 217 |

Salient features
for the period ended

| Selected ratios | | half year 31 Dec 09 | half year 31 Dec 08 | full year 30 Jun 09 |
|---|---|---|---|---|
| Return on equity | % | 14,8* | 31,8* | 17,0 |
| Return on total assets | % | 15,2* | 29,8* | 18,7 |
| Operating margin | % | 18,0 | 25,8 | 17,9 |
| Finance expense cover | times | 13,7 | 19,5 | 12,3 |
| Dividend cover | times | 3,9 | 9,1 | 2,8 |
| *Annualised | | | | |
| Share statistics | | | | |
| Total shares in issue | million | 666,8 | 665,2 | 665,9 |
| Treasury shares (share repurchase programme) | million | 8,8 | 8,8 | 8,8 |
| Weighted average number of shares | million | 597,2 | 596,0 | 596,1 |
| Diluted weighted average number of shares | million | 614,8 | 613,5 | 614,0 |
| Share price (closing) | Rand | 298,00 | 280,02 | 269,98 |
| Market capitalisation | Rm | 198 706 | 186 269 | 179 780 |
| Net asset value per share | Rand | 145,09 | 150,35 | 141,14 |
| Dividend per share | Rand | 2,80 | 2,50 | 8,50 |
| Other financial information | | | | |
| Total debt (including bank overdraft) | | | | |
| – interest bearing | Rm | 18 373 | 22 742 | 17 814 |

| | | | | |
|---|---|---|---|---|
| – non-interest bearing | Rm | 633 | 645 | 643 |
| Finance expense capitalised | Rm | 20 | 42 | 34 |
| Capital commitments | Rm | 34 202 | 25 983 | 25 309 |
| – authorised and contracted | Rm | 27 272 | 23 489 | 22 492 |
| – authorised, not yet contracted | Rm | 25 341 | 18 202 | 17 038 |
| – less expenditure to date | Rm | (18 411) | (15 708) | (14 221) |
| Guarantees and contingent liabilities | | | | |
| – total amount | Rm | 27 856 | 37 524 | 29 545 |
| – liability included in the statement of financial position | Rm | 14 200 | 9 874 | 12 795 |
| Significant items in operating profit | | | | |
| – employee costs | Rm | 8 151 | 8 373 | 17 532 |
| – depreciation and amortisation of non-current assets | Rm | 3 153 | 3 028 | 6 245 |
| – share-based payment expenses | Rm | 524 | 3 044 | 3 325 |
| Effective tax rate1 | % | 36,0 | 38,9 | 43,3 |
| Number of employees | number | 33 318 | 34 023 | 33 544 |
| Average crude oil price – dated Brent | US$/barrel | 71,42 | 84,75 | 68,14 |
| Average rand/US$ exchange rate | 1US$ = Rand | 7,64 | 8,88 | 9,04 |
| Closing rand/US$ exchange rate | 1US$ = Rand | 7,41 | 9,49 | 7,73 |

1 Decrease in effective tax rate as a result of the absence of competition related administrative penalties and lower share-based payment expenses, both of which are not deductible for tax.

| | Rm | Rm | Rm |
|---|---|---|---|
| Reconciliation of headline earnings | | | |
| Profit for the period attributable to owners of Sasol Limited | 6 297 | 13 216 | 13 648 |
| Effect of remeasurement items | 105 | (320) | 1 469 |
| Impairment of assets | 47 | 156 | 458 |
| Loss/(profit) on disposal of business | 5 | (509) | – |
| Profit on disposal of associate | (7) | – | – |
| Loss/(profit) on disposal of assets | 1 | (9) | 761 |
| Scrapping of non-current assets | 59 | 42 | 234 |
| Write off of unsuccessful exploration wells | – | – | 16 |
| Tax effects and non-controlling interests | (29) | 167 | 35 |
| Headline earnings | 6 373 | 13 063 | 15 152 |
| Remeasurement items per above | | | |
| Mining | 4 | (1) | 3 |
| Gas | – | 6 | 4 |

| | | | | |
|---|---|---|---:|---:|---:|
| Synfuels | | | 15 | 21 | 137 |
| Oil | | | 2 | – | (3) |
| Synfuels International | | | – | (509) | 777 |
| Petroleum International | | | – | – | 18 |
| Polymers | | | 16 | (3) | (1) |
| Solvents | | | 37 | 43 | 158 |
| Olefins & Surfactants | | | 19 | 79 | 106 |
| Other chemical businesses | | | 8 | 34 | 246 |
| Nitro | | | 13 | 30 | 219 |
| Wax | | | (5) | 4 | 27 |
| Other businesses | | | 4 | 10 | 24 |
| Remeasurement items | | | 105 | (320) | 1 469 |
| Headline earnings per share | Rand | | 10,67 | 21,92 | 25,42 |
| Diluted headline earnings per share | Rand | | 11,26 | 21,54 | 25,25 |

The reader is referred to the definitions contained in the 2009 Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2009 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim Financial Reporting) and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2009, except as follows:

Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:

• IAS 23 (Revised), Borrowing Costs (effective 1 July 2009).
• IAS 24 (Amendment), Related Party Disclosures.
• Various improvements to IFRSs.

These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Independent review by the auditors
The condensed consolidated statement of financial position at
31 December 2009 and the related condensed consolidated income
statement, statements of comprehensive income, changes in equity
and cash flows for the six months then ended was reviewed by KPMG
Inc. The individual auditor assigned to perform the review is
Mr AW van der Lith. Their unmodified review report is available
for inspection at the registered office of the company.

e-mail: investor.relations@sasol.com

Comprehensive additional information is available on our website:
www.sasol.com

Johannesburg
8 March 2010

Sponsor: Deutsche Securities (SA)(Pty) Limited

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 8 March 2010                          By:      /s/ N L Joubert
                                                     Name:  Nereus Louis Joubert
                                                     Title:   Company Secretary